UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

FORM 15
____________________________

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY
TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934.
Commission File Number 001-33292
CorEnergy Infrastructure Trust, Inc.
(Exact name of registrant as specified in its charter)
1100 Walnut St., Suite 3350
Kansas City, MO 64106
(816) 875-3705
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.001 per share
Depositary Shares, each representing a 1/100th fractional interest of a share of 7.375% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date:
•Shares of Common Stock, par value $0.001 per share: 110
•Depositary Shares, each representing a 1/100th fractional interest of a share of 7.735% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share: 54

Pursuant to the requirements of the Securities Exchange Act of 1934, CorEnergy Infrastructure Trust, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 14, 2024

		By:	/s/ Robert L Waldron
			Name:	Robert L Waldron
			Title:	President and Chief Financial Officer